[LETTERHEAD OF STONEMOR PARTNERS L.P.]

November 16, 2007

Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006

Filed March 19, 2007 and April 30, 2007, respectively

File No. 0-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”), dated November 15, 2007. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Form 10-K for the Year Ending December 31, 2006

Segment Reporting and Related Information

1.	Please revise to show all required disclosures, as applicable, under paragraphs 25 through 31 of SFAS 131. For example, disclose the factors used to identify your reportable segments, including the basis of organization, as required by paragraph 26 of SFAS 131, and provide sufficient explanation on the basis on which the information was prepared. Another example, disclose total expenditures for additions to long-lived assets as required by paragraph 28(b).

Response:

We will review our segment reporting disclosure to ensure that we show all required disclosures that apply under paragraph 25-31 of SFAS No. 131. We will make sure we include in our 8-K filing, for example, the factors used to identify our segments, including the basis of organization as required by paragraph 26 of SFAS No. 131. We will provide sufficient explanation on the preparation of that information and we will also include expenditures for additions to long-lived assets by segment.

Larry Spirgel

November 16, 2007

2.	Furthermore, you must revise your MD&A to discuss the profitability measure of each segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Revise or advise.

Response:

We will revise our Management’s Discussion and Analysis in our future filings (as discussed during our phone conversation on Friday afternoon, November 16) to include a discussion of segment profitability.

3.	Please tell us if you considered whether an individual cemetery or funeral business constitutes a reporting unit. Also, tell us whether goodwill, if any, is recoverable from its assigned reporting unit(s). Refer to paragraph 30 of SFAS 142 and EITF Topic No. D-101.

Response:

We do consider each individual cemetery and funeral home as a reporting unit. In that connection, goodwill would be evaluated for its recoverability from each reporting unit. The Company does not currently have any goodwill on its balance sheet.

4.	Please tell us if you considered whether an individual cemetery or funeral business constitutes an asset group. Also, specifically tell us in your response whether long-lived assets, if any, are recoverable from each of your asset groups. Refer to paragraph 10 of SFAS 144.

Response:

We do consider individual cemeteries and funeral homes as asset groups. As such, long-lived assets are evaluated for their recoverability from each of the cemeteries and funeral homes, in accordance with SFAS No. 144. We have determined that the long-lived assets contained in our balance sheets are recoverable from each cemetery and funeral home.

5.	We note you are considering restructuring your internal organization and management reporting systems, and upon implementation you will then revise your future segment reporting. We remind you that management is in possession of all facts with respect to this matter and it is your responsibility to ensure that the Company’s future segment disclosures fully comply with the guidance in SFAS No. 131. We are not in a position to conclude on the adequacy of the disclosures you are considering making in future filings, the identification of your CODM in your reorganized structure, or your future identification of operating segments and reportable segments.

Response:

We noted your comments and included in our prior response our future plans for information purposes only. We understand that you are not in a position to comment on future disclosures.

Larry Spirgel

November 16, 2007

6.	Tell us if the restructuring of your organization and internal management reporting systems will impact how you apply the guidance in SFAS No. 142 and SFAS No. 144, and if so, explain in detail.

Response:

We have not as of yet finalized the potential restructuring of our organization and internal management reportable segments, if any. When we determine whether or not we will restructure and what that restructuring will look like, we will be able to assess the impact of SFAS No. 142 and SFAS No. 144. At this moment, I would not anticipate any change in the way we apply the guidance of SFAS No. 142 and SFAS No. 144.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Sincerely,

/s/ William R. Shane
William R. Shane
Executive Vice President and
Chief Financial Officer of
StoneMor GP LLC, General Partner of
StoneMor Partners L.P.

Cc:	Joe Cascarano, Staff Accountant

Robert Littlepage, Accountant Branch Chief